SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: July 30, 2019

List of materials

Documents attached hereto:

i) Quarterly Financial Statements for the First Quarter Ended June 30, 2019 And Outlook for the Fiscal Year Ending March 31, 2020

Quarterly Financial Statements
for the First Quarter Ended June 30, 2019
And
Outlook for the Fiscal Year Ending March 31, 2020

July 30, 2019
Sony Corporation

Quarterly Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Three months ended June 30)	F-2
Consolidated Statements of Comprehensive Income (Three months ended June 30)	F-2
Consolidated Statements of Cash Flows (Three months ended June 30)	F-3
Notes to Consolidated Financial Statements	F-4
-Business Segment Information	F-4
-Going Concern Assumption	F-9
-Significant Changes in Shareholders’ Equity	F-9
-Accounting Policies and Other Information	F-9

Outlook for the Fiscal Year Ending March 31, 2020	1

Outlook for the Fiscal Year Ending March 31, 2020	1

Cautionary Statement	4

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen)
	March 31	June 30	Change from
ASSETS	2019	2019	March 31, 2019
Current assets:
Cash and cash equivalents	¥1,470,073	¥1,210,507		¥-259,566
Marketable securities	1,324,538	1,398,196		+73,658
Notes and accounts receivable, trade and contract assets	1,091,242	1,130,271		+39,029
Allowance for doubtful accounts	(25,440)	(24,734)		+706
Inventories	653,278	693,646		+40,368
Other receivables	223,620	237,201		+13,581
Prepaid expenses and other current assets	509,301	561,846		+52,545
Total current assets	5,246,612	5,206,933		-39,679

Film costs	409,005	431,761		+22,756

Investments and advances:
Affiliated companies	163,365	182,839		+19,474
Securities investments and other	11,561,286	11,926,259		+364,973
	11,724,651	12,109,098		+384,447

Property, plant and equipment:
Land	83,992	83,102		-890
Buildings	664,157	645,274		-18,883
Machinery and equipment	1,585,382	1,528,937		-56,445
Construction in progress	39,208	62,152		+22,944
	2,372,739	2,319,465		-53,274
Less-Accumulated depreciation	1,595,686	1,543,732		-51,954
	777,053	775,733		-1,320

Other assets:
Operating lease right-of-use assets	－	300,626		+300,626
Finance lease right-of-use assets	－	37,406		+37,406
Intangibles, net	917,966	892,702		-25,264
Goodwill	768,552	751,204		-17,348
Deferred insurance acquisition costs	595,265	598,631		+3,366
Deferred income taxes	202,486	189,891		-12,595
Other	339,996	313,498		-26,498
	2,824,265	3,083,958		+259,693
Total assets	¥20,981,586	¥21,607,483	¥	+625,897

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥618,618	¥817,188	¥	+198,570
Current portion of long-term debt	172,461	102,571		-69,890
Current portion of long-term operating lease liabilities	－	66,335		+66,335
Notes and accounts payable, trade	492,124	543,250		+51,126
Accounts payable, other and accrued expenses	1,693,048	1,469,123		-223,925
Accrued income and other taxes	135,226	156,211		+20,985
Deposits from customers in the banking business	2,302,314	2,339,871		+37,557
Other	666,024	749,452		+83,428
Total current liabilities	6,079,815	6,244,001		+164,186

Long-term debt	568,372	528,124		-40,248
Long-term operating lease liabilities	－	259,072		+259,072
Accrued pension and severance costs	384,232	380,183		-4,049
Deferred income taxes	531,421	530,743		-678
Future insurance policy benefits and other	5,642,671	5,751,239		+108,568
Policyholders’ account in the life insurance business	3,048,202	3,099,644		+51,442
Other	281,382	260,579		-20,803
Total liabilities	16,536,095	17,053,585		+517,490

Redeemable noncontrolling interest	8,801	8,625		-176

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	874,291	874,887		+596
Additional paid-in capital	1,266,874	1,268,568		+1,694
Retained earnings	2,320,586	2,465,236		+144,650
Accumulated other comprehensive income	(610,670)	(632,127)		-21,457
Treasury stock, at cost	(104,704)	(130,057)		-25,353
	3,746,377	3,846,507		+100,130

Noncontrolling interests	690,313	698,766		+8,453
Total equity	4,436,690	4,545,273		+108,583
Total liabilities and equity	¥20,981,586	¥21,607,483	¥	+625,897

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Three months ended June 30
	2018	2019	Change
Sales and operating revenue:
Net sales	¥1,602,195	¥1,558,646	¥-43,549
Financial services revenue	333,240	334,820	+1,580
Other operating revenue	18,189	32,258	+14,069
	1,953,624	1,925,724	-27,900

Costs and expenses:
Cost of sales	1,112,487	1,061,038	-51,449
Selling, general and administrative	349,761	350,167	+406
Financial services expenses	292,156	288,493	-3,663
Other operating income, net	(325)	(3,557)	-3,232
	1,754,079	1,696,141	-57,938

Equity in net income (loss) of affiliated companies	(4,539)	1,342	+5,881

Operating income	195,006	230,925	+35,919

Other income:
Interest and dividends	4,734	5,805	+1,071
Gain on equity securities, net	114,779	323	-114,456
Foreign exchange gain, net	1,011	－	-1,011
Other income	733	1,119	+386
	121,257	7,247	-114,010

Other expenses:
Interest expenses	3,318	4,880	+1,562
Foreign exchange loss, net	－	1,696	+1,696
Other expenses	859	578	-281
	4,177	7,154	+2,977

Income before income taxes	312,086	231,018	-81,068

Income taxes	75,222	65,012	-10,210

Net income	236,864	166,006	-70,858

Less - Net income attributable to noncontrolling interests	10,417	13,884	+3,467

Net income attributable to Sony Corporation’s
stockholders	¥226,447	¥152,122	¥-74,325

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥178.66	¥121.78	¥-56.88
— Diluted	174.80	119.22	-55.58

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended June 30
	2018	2019	Change

Net income	¥236,864	¥166,006	¥-70,858

Other comprehensive income, net of tax –
Unrealized gains on securities	3,271	26,301	+23,030
Unrealized gains on derivative instruments	1,478	764	-714
Pension liability adjustment	2,276	2,914	+638
Foreign currency translation adjustments	8,297	(42,698)	-50,995

Total comprehensive income	252,186	153,287	-98,899

Less - Comprehensive income attributable
to noncontrolling interests	7,917	22,622	+14,705

Comprehensive income attributable
to Sony Corporation’s stockholders	¥244,269	¥130,665	¥-113,604

Consolidated Statements of Cash Flows
	(Millions of yen)
	Three months ended June 30
	2018	2019
Cash flows from operating activities:
Net income	¥236,864	¥166,006
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	86,243	93,412
Amortization of film costs	58,001	56,546
Accrual for pension and severance costs, less payments	(1,881)	5
Other operating income, net	(325)	(3,557)
Gain on securities investments, net (other than financial services business)	(114,778)	(329)
Gain on marketable securities and securities investments held in the financial services business, net	(43,547)	(9,172)
Deferred income taxes	1,215	(1,352)
Equity in net loss of affiliated companies, net of dividends	6,642	1,196
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(46,041)	(85,901)
Increase in inventories	(7,206)	(51,976)
Increase in film costs	(82,734)	(91,680)
Increase in notes and accounts payable, trade	109,783	55,807
Increase in accrued income and other taxes	26,307	6,836
Increase in future insurance policy benefits and other	173,976	138,925
Increase in deferred insurance acquisition costs	(23,352)	(22,185)
Increase in marketable securities held in the life insurance business	(21,421)	(59,080)
Increase in other current assets	(34,211)	(39,226)
Decrease in other current liabilities	(162,437)	(205,943)
Other	(64,327)	50,845
Net cash provided by (used in) operating activities	96,771	(823)

Cash flows from investing activities:
Payments for purchases of fixed assets	(73,179)	(78,264)
Proceeds from sales of fixed assets	3,923	7,409
Payments for investments and advances by financial services business	(267,217)	(302,434)
Payments for investments and advances (other than financial services business)	(3,916)	(22,969)
Proceeds from sales or return of investments and collections of advances by financial services business	64,074	72,375
Proceeds from sales or return of investments and collections of advances (other than financial services business)	635	303
Proceeds related to sales of Spotify Technology S.A. Shares	82,467	—
Other	(4,148)	427
Net cash used in investing activities	(197,361)	(323,153)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	20,300	5,775
Payments of long-term debt	(175,444)	(114,297)
Increase in short-term borrowings, net	128,164	198,835
Increase in deposits from customers in the financial services business, net	63,798	57,354
Dividends paid	(19,013)	(25,035)
Payments for purchase of treasury stock	(41)	(25,354)
Other	(39,860)	(10,622)
Net cash provided by (used in) financing activities	(22,096)	86,656

Effect of exchange rate changes on cash and cash equivalents, including restricted	44,311	(23,451)

Net decrease in cash and cash equivalents, including restricted	(78,375)	(260,771)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,592,938	1,473,813

Cash and cash equivalents, including restricted, at end of the period	1,514,563	1,213,042

Less - restricted cash and cash equivalents, included in other current assets and	5,112	2,535
other assets
Cash and cash equivalents at end of the period	¥1,509,451	¥1,210,507

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
	(Millions of yen)
	Three months ended June 30
Sales and operating revenue	2018	2019	Change

Game & Network Services
Customers	¥449,980	¥441,750		¥-8,230
Intersegment	22,121	15,711		-6,410
Total	472,101	457,461		-14,640

Music
Customers	177,708	200,038		+22,330
Intersegment	3,763	2,215		-1,548
Total	181,471	202,253		+20,782

Pictures
Customers	173,227	185,759		+12,532
Intersegment	1,854	329		-1,525
Total	175,081	186,088		+11,007

Electronics Products & Solutions
Customers	564,794	480,656		-84,138
Intersegment	3,364	3,259		-105
Total	568,158	483,915		-84,243

Imaging & Sensing Solutions
Customers	176,673	211,175		+34,502
Intersegment	25,566	19,503		-6,063
Total	202,239	230,678		+28,439

Financial Services
Customers	333,240	334,820		+1,580
Intersegment	1,965	2,115		+150
Total	335,205	336,935		+1,730

All Other
Customers	74,447	60,632		-13,815
Intersegment	8,477	8,959		+482
Total	82,924	69,591		-13,333

Corporate and elimination	(63,555)	(41,197)		+22,358
Consolidated total	¥1,953,624	¥1,925,724		¥-27,900

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the Electronics Products & Solutions (“EP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended June 30
Operating income (loss)	2018	2019		Change

Game & Network Services	¥83,450	¥73,804		¥-9,646
Music	32,104	38,277		+6,173
Pictures	(7,601)	376		+7,977
Electronics Products & Solutions	32,710	25,066		-7,644
Imaging & Sensing Solutions	29,137	49,528		+20,391
Financial Services	40,581	46,105		+5,524
All Other	294	(2,602)		-2,896
Total	210,675	230,554		+19,879

Corporate and elimination	(15,669)	371		+16,040
Consolidated total	¥195,006	¥230,925	¥	+35,919

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
The 2018 sales and operating revenue and operating income (loss) above has been reclassified to reflect the change in the business segment classification discussed on page F-10.

(Sales to Customers by Product Category)

The following table is a breakdown of sales and operating revenue to external customers for each segment. Sony management views each segment as a single operating segment.

	(Millions of yen)
	Three months ended June 30
Sales and operating revenue (to external customers)	2018	2019	Change

Game & Network Services
Digital Software and Add-on Content	¥224,942	¥215,964	¥-8,978
Network Services	75,444	83,606	+8,162
Hardware and Others	149,594	142,180	-7,414
Total	449,980	441,750	-8,230

Music
Recorded Music	99,739	111,962	+12,223
Music Publishing	21,464	39,290	+17,826
Visual Media and Platform	56,505	48,786	-7,719
Total	177,708	200,038	+22,330

Pictures
Motion Pictures	68,568	80,870	+12,302
Television Productions	45,415	46,486	+1,071
Media Networks	59,244	58,403	-841
Total	173,227	185,759	+12,532

Electronics Products & Solutions
Televisions	186,550	147,761	-38,789
Audio and Video	84,929	78,743	-6,186
Still and Video Cameras	113,256	100,254	-13,002
Mobile Communications	130,354	100,550	-29,804
Other	49,705	53,348	+3,643
Total	564,794	480,656	-84,138

Imaging & Sensing Solutions	176,673	211,175	+34,502

Financial Services	333,240	334,820	+1,580

All Other	74,447	60,632	-13,815

Corporate	3,555	10,894	+7,339
Consolidated total	¥1,953,624	¥1,925,724	¥-27,900

Sony has realigned its product category configuration in regard to the segmentation change. For further details, refer to Accounting Policies and Other Information in the Notes to Cosolidated Financial Statements. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.
In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on contents through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.
Within the EP&S segment, the operating income (loss) of Mobile Communications for the first quarter of the fiscal years ended March 31, 2019 and 2020 was (10,758) million yen and 1,039 million yen, respectively.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets

			(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated
	March 31	June 30	March 31	June 30	March 31	June 30
	2019	2019	2019	2019	2019	2019
ASSETS
Current assets:
Cash and cash equivalents	¥509,595	¥606,519	¥960,478	¥603,988	¥1,470,073	¥1,210,507
Marketable securities	1,324,538	1,398,196	－	－	1,324,538	1,398,196
Notes and accounts receivable, trade and contract assets	16,479	16,777	1,055,669	1,094,326	1,065,802	1,105,537
Inventories	－	－	653,278	693,646	653,278	693,646
Other receivables	63,921	62,577	159,758	174,740	223,620	237,201
Prepaid expenses and other current assets	133,214	151,784	376,778	410,765	509,301	561,846
Total current assets	2,047,747	2,235,853	3,205,961	2,977,465	5,246,612	5,206,933

Film costs	－	－	409,005	431,761	409,005	431,761

Investments and advances	11,400,938	11,765,931	399,696	418,774	11,724,651	12,109,098

Investments in Financial Services, at cost	－	－	153,968	153,968	－	－

Property, plant and equipment	22,920	16,400	752,847	758,047	777,053	775,733

Other assets:
Right-of-use assets	－	55,336	－	283,299	－	338,032
Intangibles, net	42,968	41,826	874,998	850,876	917,966	892,702
Goodwill	7,225	7,225	761,327	743,979	768,552	751,204
Deferred insurance acquisition costs	595,265	598,631	－	－	595,265	598,631
Deferred income taxes	3,533	3,177	198,953	186,885	202,486	189,891
Other	32,085	32,986	311,653	284,578	339,996	313,498
	681,076	739,181	2,146,931	2,349,617	2,824,265	3,083,958
Total assets	¥14,152,681	¥14,757,365	¥7,068,408	¥7,089,632	¥20,981,586	¥21,607,483

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥564,609	¥765,061	¥226,470	¥154,698	¥791,079	¥919,759
Short-term operating lease liabilities	－	8,557	－	57,922	－	66,335
Notes and accounts payable, trade	－	－	492,124	543,250	492,124	543,250
Accounts payable, other and accrued expenses	40,228	29,276	1,653,895	1,440,917	1,693,048	1,469,123
Accrued income and other taxes	19,655	13,747	115,571	142,464	135,226	156,211
Deposits from customers in the banking business	2,302,314	2,339,871	－	－	2,302,314	2,339,871
Other	197,123	327,145	474,926	427,639	666,024	749,452
Total current liabilities	3,123,929	3,483,657	2,962,986	2,766,890	6,079,815	6,244,001

Long-term debt	235,761	235,937	336,349	296,252	568,372	528,124
Long-term operating lease liabilities	－	42,277	－	217,239	－	259,072
Accrued pension and severance costs	33,979	34,169	350,253	346,014	384,232	380,183
Deferred income taxes	355,356	365,366	176,065	165,548	531,421	530,743
Future insurance policy benefits and other	5,642,671	5,751,239	－	－	5,642,671	5,751,239
Policyholders’ account in the life insurance business	3,048,202	3,099,644	－	－	3,048,202	3,099,644
Other	15,488	16,809	288,164	265,662	281,382	260,579
Total liabilities	12,455,386	13,029,098	4,113,817	4,057,605	16,536,095	17,053,585

Redeemable noncontrolling interest	－	－	8,801	8,625	8,801	8,625

Equity:
Stockholders’ equity of Financial Services	1,695,563	1,726,450	－	－	－	－
Stockholders’ equity of Sony without Financial Services	－	－	2,850,380	2,930,494	－	－
Sony Corporation’s stockholders’ equity	－	－	－	－	3,746,377	3,846,507
Noncontrolling interests	1,732	1,817	95,410	92,908	690,313	698,766
Total equity	1,697,295	1,728,267	2,945,790	3,023,402	4,436,690	4,545,273
Total liabilities and equity	¥14,152,681	¥14,757,365	¥7,068,408	¥7,089,632	¥20,981,586	¥21,607,483

Condensed Statements of Income

	(Millions of yen)
	Three months ended June 30

	Financial Services				Sony without Financial Services				Consolidated
	2018		2019		2018		2019		2018		2019

Financial services revenue		¥335,205		¥336,935	¥	－	¥	－		¥333,240		¥334,820
Net sales and operating revenue		－		－		1,622,334		1,592,343		1,620,384		1,590,904
		335,205		336,935		1,622,334		1,592,343		1,953,624		1,925,724

Cost of sales		－		－		1,115,436		1,063,869		1,112,487		1,061,038
Selling, general and administrative		－		－		348,763		348,777		349,761		350,167
Financial services expenses		294,120		290,606		－		－		292,156		288,493
Other operating (income) expense, net		25		36		(350)		(3,593)		(325)		(3,557)
		294,145		290,642		1,463,849		1,409,053		1,754,079		1,696,141

Equity in net income (loss) of affiliated companies		(479)		(188)		(4,060)		1,530		(4,539)		1,342

Operating income		40,581		46,105		154,425		184,820		195,006		230,925

Other income (expenses), net		(17)		(46)		133,541		17,830		117,080		93

Income before income taxes		40,564		46,059		287,966		202,650		312,086		231,018

Income taxes		11,532		13,982		63,691		51,030		75,222		65,012

Net income		29,032		32,077		224,275		151,620		236,864		166,006

Less - Net income (loss) attributable to noncontrolling interests		46		86		(353)		2,624		10,417		13,884

Net income of Financial Services		¥28,986		¥31,991	¥	－	¥	－	¥	－	¥	－

Net income of Sony without Financial Services	¥	－	¥	－		¥224,628		¥148,996	¥	－	¥	－

Net income attributable to Sony Corporation's stockholders	¥	－	¥	－	¥	－	¥	－		¥226,447		¥152,122

Condensed Statements of Cash Flows

	(Millions of yen)
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2018	2019	2018	2019	2018	2019
Cash flows from operating activities:
Net income (loss)	¥29,032	¥32,077	¥224,275	¥151,620	¥236,864	¥166,006
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of
deferred insurance acquisition costs and contract costs	17,906	22,151	68,337	71,261	86,243	93,412
Amortization of film costs	－	－	58,001	56,546	58,001	56,546
Other operating (income) expense, net	25	36	(350)	(3,593)	(325)	(3,557)
(Gain) loss on marketable securities and
securities investments, net	(43,547)	(9,172)	(114,778)	(329)	(158,325)	(9,501)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade
and contract assets	217	(298)	(45,734)	(84,822)	(46,041)	(85,901)
(Increase) decrease in inventories	－	－	(7,206)	(51,976)	(7,206)	(51,976)
(Increase) decrease in film costs	－	－	(82,734)	(91,680)	(82,734)	(91,680)
Increase (decrease) in notes and accounts
payable, trade	－	－	109,783	55,807	109,783	55,807
Increase (decrease) in future insurance policy
benefits and other	173,976	138,925	－	－	173,976	138,925
(Increase) decrease in deferred insurance
acquisition costs	(23,352)	(22,185)	－	－	(23,352)	(22,185)
(Increase) decrease in marketable securities held
in the life insurance business	(21,421)	(59,080)	－	－	(21,421)	(59,080)
Other	(18,837)	(891)	(210,426)	(187,856)	(228,692)	(187,639)
Net cash provided by (used in) operating activities	113,999	101,563	(832)	(85,022)	96,771	(823)

Cash flows from investing activities:
Payments for purchases of fixed assets	(5,722)	(5,388)	(67,466)	(72,875)	(73,179)	(78,264)
Payments for investments and advances	(267,217)	(302,434)	(3,916)	(22,969)	(271,133)	(325,403)
Proceeds from sales or return of investments and
collections of advances	64,074	72,375	83,102	303	147,176	72,678
Other	35	22	(260)	7,814	(225)	7,836
Net cash provided by (used in) investing activities	(208,830)	(235,425)	11,460	(87,727)	(197,361)	(323,153)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	130,449	200,622	(157,429)	(109,983)	(26,980)	90,313
Increase (decrease) in deposits from customers, net	63,798	57,354	－	－	63,798	57,354
Dividends paid	(26,100)	(27,189)	(19,013)	(25,035)	(19,013)	(25,035)
Other	(534)	(1)	(29,654)	(26,477)	(39,901)	(35,976)
Net cash provided by (used in) financing activities	167,613	230,786	(206,096)	(161,495)	(22,096)	86,656

Effect of exchange rate changes on cash and cash equivalents	－	－	44,311	(23,451)	44,311	(23,451)

Net increase (decrease) in cash and cash equivalents,
including restricted	72,782	96,924	(151,157)	(357,695)	(78,375)	(260,771)
Cash and cash equivalents, including restricted,
at beginning of the fiscal year	393,133	509,595	1,199,805	964,218	1,592,938	1,473,813
Cash and cash equivalents, including restricted,
at end of the period	465,915	606,519	1,048,648	606,523	1,514,563	1,213,042
Less - restricted cash and cash equivalents,
included in other current assets and other assets	－	－	5,112	2,535	5,112	2,535
Cash and cash equivalents at end of the period	¥465,915	¥606,519	¥1,043,536	¥603,988	¥1,509,451	¥1,210,507

Going Concern Assumption
Not Applicable

Significant Changes in Shareholders' Equity
Not Applicable

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Leases
      In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, which amends current leasing guidance.  The ASU requires substantially all leases to be recognized on the balance sheet.
Sony has applied this ASU as of April 1, 2019, on a modified retrospective basis with no restatement of comparative periods. Sony has applied the package of practical expedients for leases that expired or existed prior to the adoption date.  As a result, Sony did not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, or whether initial direct costs for any existing leases qualify for capitalization.  In addition, Sony has applied the short-term lease exception.
As a result of the adoption of this ASU, Sony recognized 316,923 million yen of operating lease right-of-use assets and 341,251 million yen of lease liabilities for operating leases on the consolidated balance sheets at April 1, 2019.  This impact is mainly due to operating leases of real estate.  The difference of 24,328 million yen between right-of-use assets and lease liabilities represents deferred rent for leases that existed as of the date of adoption, which was offset against the opening balance of operating lease right-of-use assets.  Finance lease right-of-use assets which is included in property, plant and equipment in the consolidated balance sheets for the fiscal year ended March 31, 2019, is now presented as finance lease right-of-use assets from April 1, 2019 onward.

Targeted improvements to accounting for hedging activities
In August 2017, the FASB issued ASU 2017-12, which made targeted improvements to the accounting for hedging activities.   The amendments in this update simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities.  This ASU also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness.  This ASU was effective for Sony as of April 1, 2019.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of June 30, 2019, Sony had 1,553 consolidated subsidiaries (including variable interest entities) and 132 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Three months ended June 30
Net income attributable to Sony Corporation’s stockholders	2018	2019
— Basic	1,267,499	1,249,160
— Diluted	1,295,434	1,276,014

The dilutive effect in the weighted-average number of outstanding shares for the three months ended June 30, 2018 and 2019 primarily resulted from convertible bonds which were issued in July 2015.

 (Segmentation)
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019.  In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (“EP&S”) segment.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020.  In addition, the former Semiconductors segment has been renamed the Imaging & Sensing Solutions (“I&SS”) segment effective from the first quarter of the fiscal year ending March 31, 2020.
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the　smartphone business and Internet-related service business.  The I&SS segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.

(Accounting Methods Used Specifically for Interim Consolidated Financial Statements)
Income Taxes -
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2018 have been made to conform to the presentation for the three months ended June 30, 2019.

Outlook for the Fiscal Year Ending March 31, 2020

The forecast for consolidated results for the fiscal year ending March 31, 2020, as announced on April 26, 2019, has been revised as follows:

	(Billions of yen)			Change from April Forecast
	March 31, 2019 Results	April Forecast	July Forecast
Sales and operating revenue	¥8,665.7	¥8,800	¥8,600	-¥200 billion	-2.3%
Operating income	894.2	810	810	-	-
Income before income taxes	1,011.6	770	770	-	-
Net income attributable to Sony Corporation’s stockholders	916.3	500	500	-	-

Assumed foreign exchange rates are the following:

	Assumed foreign exchange rates for the nine months ending March 31, 2020	(For your reference)
Assumed foreign exchange rates for the fiscal year ending March 31, 2020 at the time of the April forecast
1 U.S. dollar	approximately 108 yen	approximately 110 yen
1 Euro	approximately 123 yen	approximately 125 yen

Consolidated sales and operating revenue (“sales”) for the fiscal year ending March 31, 2020 are expected to be lower than the April forecast due to lower-than-expected sales in the Game & Network Services and Electronics Products & Solutions (“EP&S”) segments.

Consolidated operating income, income before income taxes, and net income attributable to Sony Corporation’s stockholders for the fiscal year ending March 31, 2020 are expected to remain unchanged from the April forecast.

Restructuring charges for the Sony Group are expected to be approximately 24.0 billion yen in the fiscal year ending March 31, 2020, which remains unchanged from the April forecast, compared to 33.1 billion yen in the fiscal year ended March 31, 2019.  Restructuring charges are recorded as an operating expense and are included in the forecast for operating income.

1

The forecast for each business segment for the fiscal year ending March 31, 2020 has been revised as follows:

	(Billions of yen)
	March 31, 2019 Results	April Forecast	July Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥2,310.9	¥2,300	¥2,200
Operating income	311.1	280	280
Music
Sales and operating revenue	807.5	830	830
Operating income	232.5	135	135
Pictures
Sales and operating revenue	986.9	1,080	1,080
Operating income	54.6	65	65
Electronics Products & Solutions (EP&S) *
Sales and operating revenue	2,320.6	2,240	2,160
Operating income	76.5	121	121
Imaging & Sensing Solutions (I&SS) **
Sales and operating revenue	879.3	990	990
Operating income	143.9	145	145
Financial Services
Financial services revenue	1,282.5	1,330	1,330
Operating income	161.5	170	170
All Other, Corporate and elimination
Operating loss	(85.8)	(106)	(106)
Consolidated
Sales and operating revenue	8,665.7	8,800	8,600
Operating income	894.2	810	810
* Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019.  In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the EP&S segment.  The sales and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020.
** The former Semiconductors segment has been renamed the Imaging & Sensing Solutions (“I&SS”) segment effective from the first quarter of the fiscal year ending March 31, 2020.

Game & Network Services (G&NS)
Sales are expected to be lower than the April forecast primarily due to lower-than-expected PlayStation®4 (“PS4”) software sales mainly from non-first-party titles, as well as lower-than-expected PS4 hardware unit sales.  Operating income is expected to remain unchanged from the April forecast primarily due to the impact of cost reductions and an increase in network services revenue including sales for PlayStation®Plus, substantially offset by the impact of the above-mentioned expected decrease in sales of software and hardware.

Electronics Products & Solutions (EP&S)
Sales are expected to be lower than the April forecast due to lower-than-expected unit sales for televisions and smartphones.  Operating income is expected to remain unchanged from the April forecast primarily due to a reduction in operating costs, substantially offset by the impact of the above-mentioned decrease in sales.

The forecasts for sales and operating income for the Music, Pictures, I&SS and Financial Services segments remain unchanged from the April forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

2

Notes about Financial Performance of the Music, Pictures and Financial Services segments

On November 14, 2018, Sony acquired the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, resulting in EMI becoming a wholly-owned subsidiary of Sony.  Financial results of EMI included in the Music segment for the fiscal year ended March 31, 2019 include equity earnings (loss) from April 1 through November 13, 2018 and sales and operating income (loss) from November 14, 2018 through March 31, 2019.  Sales and operating income (loss) for the Music segment in the fiscal year ending March 31, 2020 include the financial results of EMI from April 1, 2019 onward.

The Music segment results include the yen-translated results of Sony Music Entertainment, Sony/ATV Music Publishing and EMI, all U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc., a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc. The results of SFH and its consolidated subsidiaries discussed in the Financial Services segment differ from the results that these companies disclose separately on a Japanese statutory basis.
3

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.
4